Exhibit 99.1

1 Notice on the Convocation of an Annual General Meeting of the Members of GDEV Inc. Distributed electronically to: those members of GDEV Inc. (the “Company”) whose names on July 20, 2023 (the “Record Date”) appear as members in the share register of the Company and are entitled to vote at the meeting; and the other directors of the Company (the “Directors”); July 21, 2023 This notice (the “Notice”) is given to inform that the Company will hold its 2023 annual general meeting (the “AGM”) of the members (the “Members”) on August 25, 2023, at 3:00 p.m. (Cypriot time) at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus. The AGM will be held virtually by telecommunications means. GDEV Inc. Virtual Shareholder Meeting Information: Meeting Date: Friday, August 25, 2023. Meeting Time: 3:00 p.m. (Cypriot time), 8:00 a.m. Eastern Time (EDT). Annual Meeting-meeting webpage (information, webcast, telephone access and replay): https://www.cstproxy.com/gdevinc/2023. Telephone access (listen-only): Within the U.S. and Canada: 1 800-450-7155 (toll-free). Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply). Conference ID: 0464571# The following agenda items are proposed for consideration and, if thought proper, for approval by the Members: 1. Confirmation of Appointment of the Company’s Auditor The Company’s board of directors (the “Board”) recommends to the AGM to confirm appointment of KPMG Certified Auditors S.A. (“KPMG”), as the Company’s auditors in accordance with the provisions of Section 153 of the Companies Law Cap 113 to hold office from the conclusion of this AGM until the Members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company.

2 The following resolution is proposed: To confirm the appointment of KPMG, as the Company’s auditor in accordance with the provisions of section 153 of the Companies Law Cap 113 to hold office from the conclusion of this AGM until the Members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company. 2. Election of Directors According to Regulation 9.5 of the Company’s Articles of Association, each Director holds office for a term expiring at the Company’s next AGM immediately following their appointment, or until their earlier death, resignation or removal, and can be re-elected for successive terms. Upon the recommendation of the Nomination and Compensation Committee, the Board recommends to the AGM to re-elect the following Directors of the Company: Natasha Braginsky Mounier Independent Director Marie Holive Independent Director Olga Loskutova Independent Director Andrew Sheppard Independent Director Tal Shoham Independent Director Igor Bukhman* Non-Executive Director Andrey Fadeev* Director and CEO of the Company * These directors are, pursuant to Regulation 9.2 of the Articles, subject to nomination and appointment by Everix and FG (as defined in the Articles) and are subject to election by resolution of those persons only.

3 The following resolution is proposed: To re-elect the following independent Directors of the Company: Natasha Braginsky Mounier Independent Director Marie Holive Independent Director Olga Loskutova Independent Director Andrew Sheppard Independent Director Tal Shoham Independent Director Record Date: Only Members as of the end of business on July 20, 2023, are entitled to attend and vote at the AGM either personally or by proxy, and such proxy need not be a Member of the Company. Proxy: A Member may be represented at the AGM by a proxy who may speak and vote on behalf of the Member. The instrument appointing a proxy shall be produced before the time for holding the AGM. The instrument appointing a proxy shall be in substantially the form attached to this Notice. The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer. Original of any instrument of proxy or its notarized copy shall be deposited at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus, or by e-mail to investor@gdev.inc The cut-off time to provide proxies is 2:00 p.m. (Cypriot time) on August 25, 2023. Proxies submitted thereafter will not be considered. Voting According to Regulation 6.1 of the Company’s Articles of Association, each ordinary share in the Company confers upon the Member the right to one vote at the AGM. Materials Copies of materials related to the AGM, including this Notice and form of instruments appointing proxy, are available for no charge on the Company’s website: https://gdev.inc/for-investors/investors-materials. Yours faithfully, By the order of the Board Andrey Fadeev, CEO and Director